SI 17008660 SION

OMB APPROVAL
OMB Number: 3235-0123 Expires: May 31, 2017 Estimated average burden hours per response . . . 12.00

SEC Mail Processing Section
FEB 28 2017
Washington DC
415

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-21570

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/16 (MM/DD/YY) AND ENDING 12/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER: Vanguard Marketing Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 Vanguard Boulevard
(No. and Street)

Malvern (City) PA (State) 19355 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Salvatore L. Pantalone, Jr. 610-669-9893 (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers, LLP
(Name - if individual, state last, first, middle name)

Two Commerce Square, Suite 1800, 2001 Market Street; Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

RMS

VANGUARD MARKETING CORPORATION

(A wholly-owned subsidiary of The Vanguard Group, Inc.)

Table of Contents

This report ** contains (check all applicable boxes)

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)

Affirmation

I, Salvatore L. Pantalone Jr., affirm that, to the best of my knowledge and belief, the accompanying financial statements and supplemental schedules pertaining to Vanguard Marketing Corporation for the year ended December 31, 2016, are true and correct. I further affirm that neither the Corporation nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Salvatore L. Pantalone, Jr.

Financial & Operations Principal and Treasurer
Title

Sworn and subscribed to before me this
24th day of February, 2017.

Susan L. Stapleton
Notary Public

COMMONWEALTH OF PENNSYLVANIA
NOTARIAL SEAL
Susan L. Stapleton, Notary Public
Tredyffrin Twp., Chester County
My Commission Expires April 22, 2019
MEMBER, PENNSYLVANIA ASSOCIATION OF NOTARIES

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Vanguard Marketing Corporation
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

Statement of Financial Condition
December 31, 2016

pwc

Report of Independent Registered Public Accounting Firm

To the Board of Directors of
Vanguard Marketing Corporation:

In our opinion, the accompanying statement of financial condition presents fairly, in all material respects, the financial position of Vanguard Marketing Corporation (the "Company") as of December 31, 2016, in conformity with accounting principles generally accepted in the United States of America. The statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on the statement of financial condition based on our audit. We conducted our audit of the statement of financial condition in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial position, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

PricewaterhouseCoopers LLP

February 24, 2017

VANGUARD MARKETING CORPORATION
(a wholly-owned subsidiary of
The Vanguard Group, Inc.)

STATEMENT OF FINANCIAL CONDITION

		December 31, 2016
ASSETS		
Cash	$	324,421,731
Cash segregated under federal and other regulations		185,000,000
Receivables from customers		224,940,306
Securities borrowed		135,225,358
Receivables from brokers, dealers, and clearing organizations		27,718,617
Securities owned, at fair value		3,756,619
Receivable from The Vanguard Group, Inc. and affiliates		337,039
Other assets		10,108,104
Total assets	$	911,507,774
LIABILITIES AND SHAREHOLDER'S EQUITY		
Liabilities:		
Payables to customers	$	424,774,787
Securities loaned		19,867,693
Payables to brokers, dealers, and clearing organizations		140,053,459
Securities sold, not yet purchased, at fair value		23,522
Income taxes payable		21,398,436
Other liabilities		13,107,598
Total liabilities		619,225,495
Shareholder's equity:		
Common stock ($.10 par value, 1,000 shares authorized, issued and outstanding)		100
Additional paid-in capital		102,499,900
Accumulated other comprehensive income		1,065,706
Retained earnings		188,716,573
Total shareholder's equity		292,282,279
Total liabilities and shareholder's equity	$	911,507,774

The accompanying notes are an integral part of this financial statement.

VANGUARD MARKETING CORPORATION
(A wholly owned subsidiary of
The Vanguard Group, Inc.)

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2016

NOTE 1 - ORGANIZATION AND OPERATIONS

The Vanguard Group, Inc. (Vanguard), the parent company, initially formed Vanguard Marketing Corporation (the Corporation), a Pennsylvania corporation, to facilitate compliance with regulatory requirements of certain states in which shares of the funds in The Vanguard Group of Investment Companies are offered. The Corporation is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA) and the Securities Investor Protection Corporation (SIPC). The Corporation also provides brokerage services, such as trade clearance, settlement, and custody, as a self-clearing broker, under the name Vanguard Brokerage Services. The Corporation acts solely in an agency capacity and primarily does not buy or sell securities for its own account.

Thomson Reuters BETA Systems (BETA) provides computer services to the Corporation's brokerage operations.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation:

The statement of financial condition of the Corporation is prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America which requires management to make estimates and assumptions that affect the amounts reported in this financial statement and its related disclosures. These would include estimates for contingent assets and contingent liabilities. Actual results could differ from those estimates.

In preparing the statement of financial condition as of December 31, 2016, management considered the impact of subsequent events occurring through February 24, 2017, for potential recognition or disclosure in this financial statement. On January 3rd, 2017, the Corporation borrowed $150 million from its $300 million committed line of credit with Vanguard to meet its operational needs.

Income Taxes:

The Corporation's taxable income is included in the consolidated federal income tax return of Vanguard, whereas, the Corporation files its own state income tax returns as well as filing as part of a consolidated/combined group in certain states. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of this financial statement, utilizing currently enacted tax laws and rates.

Securities Borrowed and Securities Loaned:

Securities borrowed and securities loaned result from transactions with other brokers and dealers or financial institutions and are recorded at the amount of cash collateral advanced or received. Securities borrowed transactions require the Corporation to deposit cash as collateral with the lender. With respect to securities loaned, the Corporation receives cash as collateral. In both types of transactions, the collateral deposited or received is an amount generally in excess of the market value of securities borrowed or loaned. The Corporation monitors the market value of the securities borrowed and securities loaned on a daily basis, with additional collateral sent or excess collateral refunded as necessary.

Therefore, the carrying value of such arrangements approximates fair value. While these arrangements are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with accounting principles generally accepted in the United States of America and therefore are not included in the Corporation's fair value hierarchy in Notes 8. Had these arrangements been included in the Corporation's fair value hierarchy, they would have been classified in Level 2 as of December 31, 2016.

Fair Value of Short-Term Financial Instruments:

The carrying amount of cash; receivables from customers; payables to customers; receivables from brokers, dealers and clearing organizations; payables to brokers, dealers and clearing organizations; short-term borrowings; and accrued expenses approximate fair value because of the short maturity of these financial instruments. Additionally, the commitments (e.g., unused line of credit) will be funded at current market rates if drawn upon. Accordingly, the fair value of such commitments is considered to be the same as the commitment amount.

NOTE 3 - CASH SEGREGATED UNDER FEDERAL AND OTHER REGULATIONS

In accordance with Rule 15c3-3 of the Securities Exchange Act of 1934, a broker dealer carrying customer accounts is subject to requirements related to maintaining cash or qualified securities in a segregated reserve account for the exclusive benefits of customers. At December 31, 2016, the Corporation had $185,000,000 of cash segregated in a special reserve account for the exclusive benefit of customers.

NOTE 4 - CUSTOMER RECEIVABLES AND PAYABLES

Receivables from and payables to customers include amounts due on cash and margin transactions. Securities owned by customers are held as collateral for receivables. While these receivables and payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with accounting principles generally accepted in the United States of America and therefore are not included in the Corporation's fair value hierarchy in Note 8. Had these receivables and payables been included in fair value hierarchy, they would have been classified in Level 2 as of December 31, 2016.

NOTE 5 - OFF-BALANCE SHEET RISK

In the normal course of business, the Corporation's customer activities involve the execution, settlement, and financing of customer securities transactions. In accordance with industry practices, the Corporation generally settles transactions executed on behalf of its customers within three business days after the trade date. These transactions may expose the Corporation to off-balance sheet risk in the event that the customer or other broker is unable to fulfill its contractual obligations and the Corporation has to purchase or sell the financial instrument underlying the contract at a loss. Settlement of these transactions did not have a material effect on the Corporation's statement of financial condition.

The Corporation's customer security activities are transacted on either a cash or margin basis. In margin transactions, the Corporation extends credit to its customers, subject to regulatory and internal margin requirements, collateralized by cash and securities in the customers' accounts. In connection with these activities, the Corporation executes and clears customer transactions involving the sale of securities not yet purchased, which are transacted on a margin basis, subject to individual exchange regulations.

Such transactions may expose the Corporation to significant off-balance sheet risk in the event margin requirements are not sufficient to fully cover losses the customers may incur. In the event that the customer fails to satisfy its obligations, the Corporation may be forced to sell or purchase financial instruments at prevailing market prices to fulfill its customer obligations. The Corporation seeks to control the risks associated with its customer activities by requiring customers to maintain margin collateral in compliance with regulatory and internal guidelines. The Corporation monitors required margin levels daily and, pursuant to such guidelines requires the customer to deposit additional collateral or to reduce positions when necessary.

The Corporation's customer financing and securities settlement activities may require the Corporation to pledge or loan customer securities as collateral in support of various secured financing sources, such as bank loans, margin deposit requirements, or securities lending activities. In the event the counterparty is unable to meet its contractual obligation to return customer securities pledged or loaned as collateral, the Corporation may be exposed to the risk of acquiring the securities at the prevailing market prices in order to satisfy its customer obligations. The Corporation controls this risk by marking to market on a daily basis and requiring adjustments of cash collateral.

At December 31, 2016, customers owned $1.1 billion of margin securities that collateralized customer margin debt of $194.4 million, of which up to 140 percent, or $272.2 million, is available to be used as collateral for the various activities listed above.

NOTE 6 - RECEIVABLES FROM BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts receivable from brokers, dealers, and clearing organizations at December 31, 2016, consist of the following:

Securities failed to deliver	$ 12,826,898
Amounts due from brokers and dealers through clearing organizations	14,891,719
	$ 27,718,617

Securities failed to deliver represent receivables for securities sold that have not been delivered by the Corporation for which the settlement date has passed.

Receivables related to securities failed to deliver are collateralized by the underlying securities. Receivables from brokers, dealers, and clearing organizations are generally short term in nature. While these receivables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with accounting principles generally accepted in the United States of America and therefore are not included in the Corporation's fair value hierarchy in Note 8. Had these receivables been included in fair value hierarchy, they would have been classified in Level 2 as of December 31, 2016.

NOTE 7 - SECURITIES OWNED AND SOLD, NOT YET PURCHASED

Securities owned and securities sold, not yet purchased consist of securities valued at fair value. At December 31, 2016, securities consisted of:

	Owned	Sold, Not Yet Purchased
U.S. Government obligations	$ 2,068	$ –
State and municipal government obligations	155	5,992
Corporate obligations	1,172	–
Equities	3,722,619	17,530
Money Market Mutual Funds	25,296	–
Mutual Funds	5,309	–
	$ 3,756,619	$ 23,522

NOTE 8 - FAIR VALUE MEASUREMENTS

The Corporation determines the fair value of their financial assets and liabilities using three broad levels of inputs:

The Financial Accounting Standards Board (FASB) ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

Level 1 — quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity has the ability to access at the measurement date (examples include active exchange traded equity securities).

Level 2 — observable inputs other than Level 1 quoted prices including, but not limited to, quoted prices for similar securities, interest rates, prepayment speeds, and credit risk. These inputs are based on market data obtained from independent sources.

Level 3 — unobservable inputs reflecting our own assumptions based on the best information available (examples include private equity investments).

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in Level 3. The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The Corporation values its investments in sponsored mutual funds at the quoted closing net asset values (NAVs) per share of each mutual fund last reported as of the balance sheet date. The Corporation's investments in marketable securities are reported at fair value. These securities are valued at the official closing price (typically last sale) on the exchange on which the securities are traded. U.S. Government and corporate obligations are valued by the Corporation based on prices furnished by dealers who make markets in such securities or by an independent pricing service, which considers the yield or price of bonds of comparable quality, coupon, maturity, and type, as well as prices quoted by dealers who make markets in such securities.

The following table summarizes the market value of the Corporation's investments as of December 31, 2016.

Investments	Level 1	Level 2	Level 3
U.S. Government Obligations	$ 2,068	$ –	$ –
State and municipal government obligations	–	155	–
Corporate Obligations	–	1,172	–
Equities	254,748	3,467,871	–
Money Market Mutual Funds	25,296	–	–
Mutual Funds	5,309	–	–
Total	$ 287,421	$ 3,469,198	$ –

There were no transfers between levels during the year.

NOTE 9 – SHORT-TERM BORROWINGS

The Corporation has a $300 million committed line of credit with Vanguard, of which $0 was outstanding as of December 31, 2016. Interest is accrued and paid. The line of credit carries a fixed interest rate of 1.69%.

The Corporation also has access to additional bank facilities for customer/firm bank loans. These credit facilities require the Corporation to pledge customer/firm securities to secure outstanding obligations.

As of December 31, 2016, the Corporation did not have any borrowings outstanding from these bank facilities.

NOTE 10 - PAYABLES TO BROKERS, DEALERS, AND CLEARING ORGANIZATIONS

Amounts payable to brokers, dealers, and clearing organizations at December 31, 2016, consist of the following:

Securities failed to receive	$ 7,401,296
Amounts due to brokers and dealers through clearing organizations	132,652,163
	$ 140,053,459

Securities failed to receive represent payables for securities purchased that have not been received for which settlement date has passed. While these payables are carried at amounts that approximate fair value, they are not accounted for at fair value under the fair value option or at fair value in accordance with accounting principles generally accepted in the United States of America and therefore are not included in the Corporation's fair value hierarchy in Note 8. Had these receivables been included in fair value hierarchy, they would have been classified in Level 2 as of December 31, 2016.

NOTE 11 - RELATED PARTY TRANSACTIONS

The Corporation is a wholly owned subsidiary of Vanguard. As such, the statement of financial condition may not necessarily be indicative of the financial position and operations that would have existed had the Corporation operated as an unaffiliated corporation.

NOTE 12 - INCOME TAXES

The Corporation is included in the consolidated federal income tax return filed by Vanguard. Federal income taxes are calculated as if the Corporation filed on a separate return basis, and the amount of current tax calculated is remitted to Vanguard per the Consolidated Income Tax Sharing Agreement. The amount of current and deferred taxes payable is recognized as of the date of this financial statement, utilizing currently enacted tax laws and rates.

Accounting Standards Codification (ASC) 740-10, "Accounting for Uncertainty in Income Taxes" prescribes a recognition threshold and a measurement attribute for the financial statement recognition and measurement of tax positions taken or expected to be taken in a tax return. The amount recognized is measured as the largest amount of benefit/expense that is greater than 50 percent likely to be realized upon the ultimate settlement. Vanguard Marketing Corporation has established a reserve for uncertain tax positions of $7.0 million and $0.0 million for the years ended December 31, 2016 and 2015, respectively, of which $6.5 million was attributable refund claims filed with the state of Pennsylvania for corporate net income tax. Vanguard Marketing Corporation recognizes in operating expense interest accrued related to the reserve for uncertain tax positions as interest expense. Accordingly, under ASC-740, Vanguard Marketing Corporation believes that it is reasonably possible that approximately $0.6 million of the reserve for uncertain tax positions will be released within the next 12 months.

Vanguard Marketing Corporation's income tax returns in state jurisdictions in which returns are filed remain subject to examination for various periods subsequent to December 31, 2010. Vanguard Marketing Corporation is currently under audit by the states of Massachusetts, New York and New Jersey. There have been no assessments issued with respect to these audit as of December 31, 2016.

NOTE 13 - NET CAPITAL REQUIREMENTS

The Corporation is subject to Rule 15c3-1 of the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital. The Corporation calculates its net capital using the alternative method, which requires the Corporation to maintain minimum net capital equal to the greater of 2% of aggregate debit items, as defined, or $250,000. A reduction in business would be required and cash distributions and other payments would be precluded if the percentage falls below 5% of aggregate debit items. At December 31, 2016, the Corporation had net capital of $282,325,327 which was 66.0% of aggregate debit balances, which exceeded the minimum required amount by $273,765,410.

NOTE 14 - CONTINGENCIES

In the normal course of business, Vanguard and the Corporation may provide general indemnifications pursuant to certain contracts and organizational documents. The maximum exposure under these arrangements is dependent on future claims that may be made against the Corporation and, therefore, cannot be estimated; however, based on experience, the risk of loss from such claims is considered remote.

NOTE 15 - REGULATORY MATTERS

The Corporation operates in a highly regulated industry. Applicable laws and regulations restrict permissible activities and investments, and require compliance with financial and customer related protection. The consequences of noncompliance can include substantial monetary and nonmonetary penalties. In addition, the Corporation is subject to comprehensive examination and supervision by governmental and self regulatory agencies. These regulatory agencies have broad discretion to impose restrictions and limitations on the operations of a regulated entity where the agencies determine that such operations are unsound, fail to comply with applicable law or are otherwise inconsistent with the regulations or the supervisory policies of these agencies.

NOTE 16 - COMMITMENTS

The Corporation provides guarantees to the securities clearing houses under their standard membership agreement, which requires members to guarantee the performance of other members. Under the agreement, if another member becomes unable to satisfy its obligations to the clearing house, other members would be required to meet those shortfalls. The Corporation's liability under these agreements is not quantifiable and may exceed the cash and securities it has posted as collateral. However, the Corporation believes that the potential requirement to make payments under these agreements is remote. Accordingly, no liability has been recognized for these transactions.

In connection with the margin deposit requirements of the Options Clearing Corporation (OCC), the Corporation pledged customer owned securities with a market value of $77.6 million with the OCC as of December 31, 2016. These amounts on deposit satisfied the minimum margin deposit of $73.9 million.

The Corporation had cash deposits of $7.9 million with the National Securities Clearing Corporation (NSCC), $5.3 million with the OCC, and $78 thousand with the Depository Trust Company (DTC) as of December 31, 2016. The Corporation held preferred stock of DTCC valued at $14 thousand. These deposits and held securities are included in receivables from brokers, dealers and clearing organizations.

NOTE 17 - CONCENTRATION OF CREDIT RISK

The Corporation is engaged in various brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Corporation may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty. It is the Corporation's policy to review, as necessary, the credit standing of securities lending counterparties.

The Corporation maintains cash with national banks that may exceed FDIC-insured levels.